2Q23 Earnings Presentation August 14th, 2023

Disclaimer This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs  related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar  terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs  about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.  For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost to serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies.

Agenda CEO Overview Banking - Credit & Funding Capabilities Transactional Platform Financial Performance

Agenda CEO Overview Banking - Credit & Funding Capabilities Transactional Platform Financial Performance

A quarter of records

EARNINGS PRESENTATION | 2Q23

The "quarter of records" in Inter's journey

Financials

Revenue Quality	Operational Leverage	Interest Margins	Bottom Line
Expanding	Record low	Growing	Delivering
Total Gross Revenue[1]	Efficiency Ratio[1]	NIM 2.0[1]	EBT[2]
R$1.9bn	53%	9.5%	R$80mm
+33% YoY	-9.0 p.p. QoQ	+0.9 p.p QoQ	Vs. 16mm 2Q22




inter
inter

Operational & Innovative

Clients Base	Activation Rate	Loyalty Vertical	Global App
Growing	Increasing	Launching	Releasing
Total Clients	Active Clients[1]	inter LOOP	
28mm	52.2%	Engagement	Flexible
+1.5 mm QoQ	+68 bps QoQ	Activation	Scalable
		Monetization	Seamlessly UX

Note 1: Definitions are in the Glossary section of this Earnings Presentation. **Note 2:** "Profit / (loss) before income tax" in the Income Statements of the IFRS Financial Statements.

CEO Overview | Banking | Transactional Platform | Financial Performance | Closing Remarks | Appendix | 6

Introducing our seventh vertical: Inter Loop Integrated business model BANKING & SPENDING CREDIT SHOP INSURANCE INVEST GLOBAL LOYALTY Build Client Base & Funding Grow Monetization & Activation Expand Gaining Market Share

A Quarter of Records Innovative & Profitable Business Model Growth Gaining market share and scale Innovation Enhancing the Super App offer, staying true to our DNA Profitability Monetizing clients in a profitable manner While attracting & engaging a record number of clients

Agenda CEO Overview Banking - Credit & Funding Capabilities Transactional Platform Financial Performance

ROE-driven loan portfolio growth 72.1% 8 .0 0% Credit Cards Annualized Interest Rates 52.8% 14.1% 22.1% 7 .0 0% 20.3% 6 .0 0% 5 .0 0% 16.2% 4 .0 0% 3 .0 0% All-in Loans Yield Payroll + FGTS
SMBs In % 13.3%    13.9% 2 .0 0% Real Estate 11.8% 11.3% 10 .0% 0.0% 4Q21    1Q22    2Q22    3Q22    4Q22    1Q23    2Q23 10 .0 5 .0 Gross Loan Portfolio In R$ Billion 8.8 4.8 16% 10% 21% 17.5 2% 17.2 27% 4% 17% 24.5 8% 19.9 2% 19.5 30% 2% 15% 1% 21% 25.1 5% 23.8 29% % YoY    % Qo + 0.0 2019 2020 2021 2022 2Q22 1Q23 2Q23 Note: All definitions are in the Glossary section of this Earnings Presentation. Note 1: Home Equity includes both business and individuals’ portfolio.
CEO Overview    Banking    Transactional Platform    Financial Performance    Closing Remarks    Appendix
1100

EARNINGS PRESENTATION | 2Q23

Asset quality following macro trends

NPL 15 to 90 days
In %


4.6%
4.6%
4.5%
4.5%
4.6%
4.4%
4.5%
4.5%
4.3%
4.1%
4.3%
4.2%
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
NPL 15-90 days
NPL 15-90 days (Excl. Antic. of CC Receivables)

NPL > 90 days
In %


3.5%
3.9%
4.0%
4.4%
4.7%
4.9%
3.4%
3.8%
3.8%
4.1%
4.4%
4.7%
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
NPL > 90 days
NPL > 90 days (Excl. Antic. of CC Receivables)

Credit Cards NPL > 90 days per cohort[1]
In %


1Q23
1Q21
3
4
5
6
7
8
9
10
11
12
Quarters of relationship

NPL and Stage 3 Formation[2]
In %


1.0%
1.1%
1.3%
1.5%
1.5%
1.6%
1.0%
1.1%
1.3%
1.5%
1.5%
1.6%
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
NPL Formation
Stage 3 Formation

Note 1: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. **Note 2:** NPL formation is calculated considering: (overdue balance higher than 90 days in the current quarter – overdue balance higher than 90 days in the previous quarter + write off change in the current quarter) ÷ Credit Portfolio Balance in the previous quarter. Stage 3 Formation = (Δ Stage 3 Balance + Write Offs of the period) ÷ Total Credit Balance of previous period. From 1Q23 onwards IFRS and BACEN GAAP write off methodology converged.

CEO Overview | Banking | Transactional Platform | Financial Performance | Closing Remarks | Appendix | 11

Provisioning level maintaining stable coverage ratio Cost of Risk1 In % Coverage Ratio In % 126%    129% 141% 132%    131%    130% 4.9%    5.2%    5.2%    4.8% 4.8%    5.1%    5.0%    4.5% 6.5%
6.0% 5.6%    6.2% 2.1% 1.1% 1.9% 1.0%    1.1%    1.1% 1Q22    2Q22    3Q22    4Q22    1Q23    2Q23    1Q22    2Q22    3Q22    4Q22    1Q23    2Q23 Cost of Risk (Excl. Antic. of CC Receiva bles) Cost of Risk Cost of risk (Excluding CC) Note: All definitions are in the Glossary section of this Earnings Presentation. Note 1: 1Q22: managerial number, excluding non-recurrent provision. CEO Overview    Banking    Transactional Platform    Financial Performance    Closing Remarks    Appendix

Continued success in attracting retail deposits Funding In R$ Billion 67.2%    64.5%    67.5%    61.9%    61.2%    65.0%    63.3% % YoY    % QoQ -2.1 p.p.    -1.7 p.p. All-In Cost of
Funding as % of CDI 29.8 30.8 33.3 5%; 1.6 +45 29%    +8% +14%    +6% Total Other1
+13.2 million clients 6.4 6%; 0.4 27%; 1.7 14.2 21.9 25.9 +15%    +6% +52%    +11% +20%    +6%
Securities Issued Time Deposits2 Transactional Accounts Balance3 trusting Inter with their deposits
2019    2020    2021    2022    2Q22    1Q23    2Q23 Note 1: Includes saving deposits and creditors by resources to release. Note 2: Excluding Conta com Pontos correspondent balance. Note 3: Includes Conta com Pontos correspondent balance and demand deposits.
CEO Overview    Banking    Transactional Platform    Financial Performance    Closing Remarks    Appendix
1133

Agenda CEO Overview Banking - Credit & Funding Capabilities Transactional Platform Financial Performance

Strong adoption combining higher activation with low CAC Total Number of Clients In Million
+ 2.0 mm +2.2 mm 20.7 22.8 + 1.9 mm + 1.6 mm 24.7 + 1.5 mm 26.3 27.8 Client Acquisition Cost In R$, quarterly 32.1 29.0    28.3 -16% YoY 30.4    29.8 27.1 18.6 1 mm + 0.9 m 10.7 .9 mm + 1.0 mm
12.6 + 1.0 mm 14.5 13.5 1Q22    2Q22    3Q22    4Q22    1Q23    2Q23 Active Clients 1Q22    2Q22    3Q22    4Q22    1Q23    2Q23 Marketing Costs    Operational Costs CEO Overview    Banking    Transactional Platform    Financial Performance    Closing Remarks    Appendix

Transactional banking continues its path of strong growth Cards + PIX TPV1 In R$ Million 92 80 109    111 94    97 134 118 155 138 178    181 158    163 197 177 % YoY +47% +50% % QoQ +9% +9% Cards + PIX TPV per Active Client In R$, monthly 10 9 8 7 6 5 67 44    58 37    12 14    14 16 46% 17 46% 19 45%
18 46% 20 47% +22% +26% +6% 4 +8%    3 2Q23 8 38% 62% 9 38% 62% 39% 61% 42% 58% 45% 55% 54%
54% 55% 54% 53% +20% 2 +5%    1 1Q18 1Q21    2Q21    3Q21    4Q21    1Q22    2Q22    3Q22    4Q22    1Q23    2Q23 Debit    Credit    PIX 0 1    4    7    10    13    16    19    22
Quarters of relationship Note 1: Height of PIX volume was reduced to fit on page. CEO Overview    Banking    Transactional Platform    Financial Performance    Closing Remarks    Appendix

EARNINGS PRESENTATION | 2Q23

Enhancing performance **across all business verticals**

Inter **Shop**


Inter Shop
Super Limite
Compre na MOBLY
Mais populares


Active Clients
In Million
↑ 35%
2.0
2.7
2Q22
2Q23

9mm
Transactions[1]
2Q23
↑ 24% YoY

+R$756 million GMV

8.9% Net Take Rate

Inter **Insurance**


Seguros
Para você experimentar sem pagar nada!
Sua fatura sempre paga
Na medida pra você


Active Clients
In Million
↑ 46%
1.0
1.5
2Q22
2Q23

344k
Total sales
2Q23
↑ 26% YoY

+R$48 million Premium

High margin business

Inter **Invest**


Inter Invest
Investir
Trazer meus investimentos para o Inter
INVESTINDO NA PRÁTICA
Construa seu Patrimônio


Active Clients
In Million
↑ 66%
2.2
3.6
2Q22
2Q23

R$77bn
AuC
2Q23
↑ 41% YoY

Strong AuC growth

R$7.5bn 3rd Party Fixed Income

Note 1: Number of transactions through Inter Shop during the quarter.

CEO Overview | Banking | Transactional Platform | Financial Performance | Closing Remarks | Appendix | 17

New rewards program to drive synergies across business verticals Introducing our New Rewards Program
More Options for Clients Earn points: Credit Card Bills “Conta com Pontos” Missions Accomplishments
+ 3 Million clients in 2 months Burn points: Cashback Extra Cashback in Inter Shop Credit Card Bill Discount Airline Miles Investments Connecting all verticals Before Only Cashback Now Cashback + Multiple Options Unlocking Significant Results for Inter CEO Overview    Banking    Transactional Platform    Financial Performance    Closing Remarks    Appendix    18

Keeping our innovative DNA with a prudent approach in the US Product Rollout Remittances    Gift Cards Pipeline Global Services Clients1 In Thousand + 335 AuC & Deposits in US Dollars In USD Million More than 710k Brazilian travelled to US from Jan to Jun in 20232 + 91 + 360 + 625 501
+ 320 1,127 1,447 1,782 é 30    8 20x 84 56    26 142 20 41 68 221 20 66 115 Real estate fund Deposit balance3 Assets under Custody4 50    141 11    4 42    49 Securities5 2 10    26
6    9    14    20 1Q22    2Q22    3Q22    4Q22    1Q23    2Q23 -    -
1Q22    2Q22 3Q22    4Q22    1Q23    2Q23 Note 1: Includes Brazilian Global Account clients, US clients and International Investors. Note 2: Source: Panrotas.com.br. Note 3: Amount included in Demand Deposit balance on IFRS Financial Statement. Note 4: Assets under APEX Custody. Note 5: Securities under APEX Custody. CEO Overview    Banking    Transactional Platform    Financial Performance    Closing Remarks    Appendix 1199

Agenda CEO Overview Banking - Credit & Funding Capabilities Transactional Platform Financial Performance

Accelerating revenues with balanced mix of NII and fees Revenue In R$ Million 636 544 837 607 1,100
731 25% 1,540 1,461 1,281 834    877    850 35%    36%    35% 1,800 1,704 1,002    1,024 33%    31%
1,939 1,150 30% % YoY +33% +31% +10% •    Reacceleration of fee revenue across business lines
•    Strong NII growth given repricing and better loan mix 467 417 30%    35% 70%    65%
26% 74% 75% 65% 64% 65% 67% 69% 70% +43% Acceleration 1Q21    2Q21    3Q21    4Q21    1Q22    2Q22    3Q22    4Q22    1Q23    2Q23

Engagement and activation drives higher ARPAC across cohorts Gross ARPAC By Cohort In R$, monthly
90 75 60 45 30 15 R$87 Mature ARPAC ARPAC In R$, monthly 43.7    45.6    47.3 45.9 46.9
45.9 0 1    2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 Quarters of relationship 37.1 Net ARPAC By Cohort In R$, monthly 60 50 R$56 Mature ARPAC 31.9    32.1
40    Avg. ARPAC 2Q23 30 20 10 1Q18 0 1    2 3 4 5 6 7    8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 Quarters of relationship 1Q21    2Q21    3Q21    4Q21    1Q22    2Q22    3Q22    4Q22    1Q23    2Q23 Net ARPAC    Gross ARPAC CEO Overview    Banking    Transactional Platform    Financial Performance    Closing Remarks    Appendix 2222

Strong NIM expansion, reaching highest levels in multiple years
1    Conversion to Market 2        Ongoing Repricing 3    Loan Mix Change
4        Evolution into 2H23 10. 0% 9. 0% 8. 0% 7. 0% 6.4% 7.3% 8.1%    8.3%    8.0%    8.1%
7.2%    7.3%    6.9%    7.0% 6.4% 7.4% 7.2% 8.4%    8.7% 7.4% 9.5% 8.1% Conta com Pontos
full implementation 6. 0% 5. 0% Scale New Products Overdraft, BNPL, Auto 4. 0% 3. 0% 2. 0% SELIC decrease downward trend 1.0% 0. 0% 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 NIM 1.0 - IEP + Non-int. CC Receivables (%)    NIM 2. 0 - IEP Only (%) CEO Overview    Banking    Transactional Platform    Financial Performance    Closing Remarks    Appendix    23

EARNINGS PRESENTATION | 2Q23

Expense control strategies proving successful

Expenses Breakdown[1]

In R$ Million



603
1
602
202
146
19
45
190
4Q21
558
4
555
175
141
36
43
159
1Q22
557
12
12
533
148
149
36
32
169
2Q22
592
8
8
576
166
160
36
23
190
3Q22
685
8
43
634
171
189
56
40
178
4Q22
596
10
6
579
157
156
38
20
209
1Q23
575
6
10
559
127
170
41
21
200
2Q23

% YoY	% QoQ	
+3%	-3%	Total Expenses
-49%	-41%	Share-based comp.[2]
-10%	+64%	M&A[2]
+5%	-4%	Expenses Excl. M&A & SBC
-14%	-19%	Other[3]
+14%	+9%	Personnel[4]
+16%	+9%	D&A
-35%	+5%	Advertising & marketing
+18%	-4%	Data processing[5]

Strong opportunity to continue delivering operating leverage

Note 1: IFRS Financial Statements lines: "Personnel expenses", "Depreciation and Amortization", "Administrative Expenses". **Note 2:** Share based and M&A Expenses are included in Personnel Expenses in the Income Statement. **Note 3:** Others – third party services; rent, condominium fee and property maintenance; provisions for contingencies and Financial System services. **Note 4:** Personnel Expenses excluding Share based and M&A Expenses. Salaries and benefits (including Board). **Note 5:** Data processing and information technology.

CEO Overview | Banking | Transactional Platform | Financial Performance | Closing Remarks | Appendix | 24

Boosting employee productivity to improve efficiency Active Clients per Employee1 In Thousand
+ 0.7 4.2 Cost-to-Serve In R$, monthly Headcount optimization from 4.1k in December to 3.4k in June
+ 0.2 2.3 + 0.1 2.5    2.6 + 0.3 2.9 + 0.2 + 0.4 3.1 3.5 21.2 17.5 -20% YoY 17.1 15.7    15.8
13.8    12.5 0. 5 4Q21    1Q22    2Q22    3Q22    4Q22    1Q23    2Q23 4Q21    1Q22    2Q22    3Q22    4Q22    1Q23    2Q23 Note 1: Including interns. CEO Overview    Banking    Transactional Platform    Financial Performance    Closing Remarks    Appendix 225

Meaningful improvements in operational leverage Revenue vs. Expenses In %, index in a 100 basis
Efficiency Ratio In % 88% 114 119 117 120 115 163 137    140 117 108 158 127 Net revenue1 Personnel Expenses 64% 72% 49% 68% 43% 75%    73% 48% 42% 62% 40% 53% Total 10 00 99    95 89    89 96    91
Personnel + Administrative Expenses 22% 21%    22% 26% 32% Administrative Eff. Ratio
86    87    89    88 80 Administrative Expenses 80 19% 18%    17% Personnel Eff. Ratio
7 0     4Q21    1Q22    2Q22    3Q22    4Q22    1Q23    2Q23 4Q21    1Q22    2Q22    3Q22    4Q22    1Q23    2Q23 Record low efficiency ratio proving that we are doing more with less Note: All definitions are in the Glossary section of this Earnings Presentation. Note 1: Net revenue = net revenue - tax expenses. CEO Overview    Banking    Transactional Platform    Financial Performance    Closing Remarks    Appendix    26

Strongly capitalized balance sheet structure Tier I Ratio In % 32.9% 29.8% - 0.2 p.p. •    Capital ratio purely comprised of high-quality core Tier I capital •    Several opportunities to continue redeploying capital into loan growth •    Approximately 2x Brazil 5 largest banks capital base
Tier-I Ratio In % 24.1% 23.0%    22.8% 22.8% ~2x 14.9%    14.7%    13.5%    12.6% 11.8%
2Q22    3Q22    4Q22    1Q23    2Q23 Inter    Bank 1    Bank 2    Bank 3    Bank 4    Bank 5
Source: 2Q23 Banco Inter Bacen GAAP Financial Statements and Companies Financial Statements.
Latest Tier-I of Brazil’s 5 Largest Banks CEO Overview    Banking    Transactional Platform    Financial Performance    Closing Remarks    Appendix 2277

EARNINGS PRESENTATION | 2Q23

Record profitability since IPO

Speeding up our path to profitability



Earnings Before Tax & Net Income

In R$ Million | Inter&Co



Δ YoY
Δ QoQ
80
+7x
+14x
Pre-tax Income
64
+4x
+3x
Net Income
-111
-100
12
-70
-20
6
(56)
(29)
16
23
(30)
29
24
4Q21
1Q22
2Q22
3Q22 1
4Q22
1Q23
2Q23

Note 1: Adjusted Net Income for the third quarter of 2022 is presented for illustrative purposes only and does not reflect our actual results. '3Q22 Adjusted' (non IFRS measure) excludes the non recurring effects of deflation in 3Q22 and assumes the inflation projected for 2023 from the Focus Report of Brazilian Central Bank, divided by four. The unadjusted figure for deflation was R$ (30).

CEO Overview | Banking | Transactional Platform | Financial Performance | Closing Remarks | Appendix | 28

Closing Remarks

“A quarter of records Total Gross Revenue R$1.9bn NIM 2.0 9.5% Total Clients 28mm Rewards Launch
Efficiency Ratio 53% Earnings Before Tax R$80mm Active Clients 52.2% Global App Launch

Q&A

Appendix

EARNINGS PRESENTATION | 2Q23

Balance Sheet (In R$ Million)

	06/30/2023	06/30/2022	Variation % ΔYoY
Balance Sheet			
Assets			
Cash and cash equivalents	3,672	1,549	137%
Amounts due from financial institutions	2,557	1,825	40%
Compulsory deposits	1,704	2,581	-34%
Securities	14,170	12,710	11%
Derivative financial instruments	4	3	13%
Net loans and advances to customers	23,524	18,510	27%
Non-current assets held-for-sale	177	161	10%
Equity accounted investees	72	81	-11%
Property and equipment	179	201	-11%
Intangible assets	1,303	1,190	10%
Deferred tax assets	940	932	1%
Other assets	1,701	1,191	43%
Total assets	**50,003**	**40,934**	**22%**
Liabilities			
Liabilities with financial institutions	8,024	6,945	16%
Liabilities with clients	26,299	19,746	33%
Securities issued	7,006	6,104	15%
Derivative financial liabilities	28	66	-58%
Other liabilities	1,328	957	39%
Total Liabilities	**42,686**	**33,818**	**26%**
Equity			
Total shareholder's equity of controlling shareholders	7,204	7,034	2%
Non-controlling interest	114	81	40%
Total shareholder's equity	**7,318**	**7,115**	**3%**
Total liabilities and shareholder's equity	**50,003**	**40,934**	**22%**

Income Statement (In R$ Million)

	2Q23	2Q22	Variation % ΔYoY
Income Statement			
Interest income from loans	1,151	622	85%
Interest expenses	(692)	(465)	49%
Income from securities and derivatives	343	404	-15%
Net interest income	**802**	**561**	**43%**
Revenues from services and commissions	299	239	25%
Expenses from services and commissions	(32)	(34)	-7%
Other revenues	81	111	-27%
Revenue	**1,150**	**877**	**31%**
Impairment losses on financial assets	(399)	(242)	64%
Net result of losses	**751**	**635**	**18%**
Administrative expenses	(348)	(349)	0%
Personnel expenses	(186)	(172)	8%
Tax expenses	(72)	(62)	18%
Depreciation and amortization	(41)	(36)	16%
Income from equity interests in affiliates	(23)	(4)	N/M
Profit / (loss) before income tax	**80**	**12**	**N/M**
Income tax and social contribution	(16)	4	N/M
Profit / (loss)	**64**	**16**	**N/M**

CEO Overview | Banking | Transactional Platform | Financial Performance | Closing Remarks | Appendix | 33

Glossary of operational definitions Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period. Active clients per employee: Number of active clients at the end of the quarter
Total number of employees at the end of the quarter, including interns Client acquisition cost (CAC): The average cost to add a client to the platform, considering operating expenses for opening an account, such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter. Gross merchandise volume (GMV): Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus. Activity Rate: Number of active clients at the end of the quarter Total number of clients at the end of the quarter Gross take rate: Inter Shop gross revenue GMV Card+PIX TPV:
PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil.
Net take rate: Inter Shop net revenue GMV Card+PIX TPV per active client: Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period. Primary Banking Relationship: A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month. CEO Overview    Banking    Transactional Platform    Financial Performance    Closing Remarks    Appendix 3344

Glossary of financial measures reconciliation Administrative efficiency ratio: (Administrative expenses+Depreciation and amortization)/(Net Interest Income+Net result from services and comissions+Other revenue−Tax expense) Annualized interest rates: Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Payroll +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables. Anticipation of credit card receivables: Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions”. ARPAC gross of interest expenses: (Interest income + (Revenue from services and comissions − Cashback − Inter rewards) + Income from securities and derivarives + Other revenue) ÷ 3 Average of the last 2 quarters Active Clients ARPAC net of interest expenses: (Revenue − Interest expenses) ÷ 3 Average of the last 2 quarters Active Clients ARPAC per quarterly cohort: Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started    his    relationship    with    Inter. 1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period. Card fee revenue: It is part of the “Revenue from services and commission” and “Other revenue” on IFRS Income Statement. Cost of funding: Interest expenses × 4 Average of last 2 quarters Interest bearing liabilities (demand deposits, time deposits, savings deposits, creditors by resources to release and securities issued) Cost of risk: Impairment losses on Kinancial assets × 4 Average of last 2 quarters of Loans and advances to customers Cost of risk excluding anticipation of credit card receivables: Impairment losses on Kinancial assets × 4 Average of last 2 quarters of Loans and advances to customers excluding anticipation of credit card receivables Cost of risk excluding credit card: Impairment losses on Kinancial assets × 4 Average of last 2 quarters of Loans and advances to customers excluding credit card Cost-to-serve (CTS): Assets under custody (AuC): We calculate assets under custody, or AUC, at a given date as the market value of all retail clients’ assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform. CEO Overview    Banking    Transactional Platform (Personnel Expense + Administrative Expenses − Total CAC) ÷ 3 Average of the last 2 quarters Active Clients Financial Performance    Closing Remarks    Appendix 3355

EARNINGS PRESENTATION | 2Q23

Glossary of financial measures reconciliation

Coverage ratio:

$$\frac{\text{Provision for expected credit loss}}{\text{Overdue higher than 90 days}}$$

Earning portfolio (IEP):
Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet.

Efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Fee income ratio:

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Net fee income:

Net result from services and commissions + Other Revenue

Net interest income:

Interest Income + Interest Expenses + Income from securities and derivatives

Net revenue:

Net interest income + Net result from services and commissions + Other revenue

NIM 1.0 – IEP + Non-interest Credit Cards Receivables:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers}}$$

NIM 2.0 – IEP Only:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters Earning Portfolio} - \text{Non} - \text{interest} - \text{Bearing Credit Cards Receivables (Amounts due from financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers} - \text{Credit card transactor portfolio)}}$$

NPL 15 to 90 days:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL > 90 days:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

CEO Overview | Banking | Transactional Platform | Financial Performance | Closing Remarks | Appendix | 36

EARNINGS PRESENTATION | 2Q23

Glossary of financial measures reconciliation

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter} - \text{Overdue balance higher than 90 days inthe previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Personal efficiency ratio:

$$\frac{\text{Personnel expense}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Return on average equity (ROE):

$$\frac{(\text{Profit} / (\text{loss}) \text{ for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Stage 3 formation:

$$\frac{\text{Stage 3 balance in the current quarter} - \text{Stage 3 balance in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Tier I ratio:

$$\frac{\text{Tier I referential equity}}{\text{Risk weighted assets}}$$

Total gross revenue:

$$\text{Interest income} + (\text{Revenue from services and commissions} - \text{Cashback expenses} - \text{Inter rewards}) + \text{Income from securities and derivatives} + \text{Other revenue}$$

CEO Overview | Banking | Transactional Platform | Financial Performance | Closing Remarks | Appendix | 37